Registration No. 333-160809
                                           1940 Act No.   811-2541

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                  THE FIRST TRUST COMBINED SERIES 291

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                      Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o First Trust Portfolios L.P.    c/o Chapman and Cutler LLP
     120 East Liberty Drive             111 West Monroe Street
     Wheaton, Illinois  60187           Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on August 13, 2009 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


          New York Tax Exempt Municipal Income Trust, Series 62

                 The First Trust(R) Combined Series 291

The First Trust Combined Series 291 consists of a unit investment trust known as New York Tax Exempt Municipal Income Trust, Series 62 (the "Trust"). The Trust invests in a portfolio of tax-exempt municipal bonds issued by or on behalf of the State of New York or certain states or United States territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from federal and New York state and local income tax (the "Securities"). The Trust seeks to distribute income that is exempt from federal, New York state and/or local income taxes and to preserve capital by investing in a portfolio of investment grade municipal bonds issued by New York, Puerto Rico or Guam.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                             1-800-621-1675


             The date of this prospectus is August 13, 2009

                                Table of Contents

Summary of Essential Information                                             3
Fee Table                                                                    4
Report of Independent Auditors                                               5
Statement of Net Assets                                                      6
Schedule of Investments                                                      7
The First Trust Combined Series                                             11
Portfolio                                                                   11
Bond Insurance                                                              13
Estimated Returns                                                           13
Risk Factors                                                                14
Public Offering                                                             17
Distribution of Units                                                       19
Underwriting Concessions                                                    20
Underwriting                                                                21
The Sponsor's Profits                                                       21
The Secondary Market                                                        21
How We Purchase Units                                                       21
Expenses and Charges                                                        21
Tax Status                                                                  22
Rights of Unit Holders                                                      24
Interest and Principal Distributions                                        25
Redeeming Your Units                                                        26
Removing Securities from the Trust                                          26
Amending or Terminating the Indenture                                       27
Information on the Sponsor, Trustee, FTPS Unit Servicing Agent,
    Portfolio Consultant and Evaluator                                      28
Other Information                                                           29
Description of Bond Ratings                                                 29
Federal Tax-Free Income                                                     31

                        Summary of Essential Information

          New York Tax Exempt Municipal Income Trust, Series 62

                   The First Trust Combined Series 291


At the Opening of Business on the Initial Date of Deposit-August 13, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.
      Portfolio Consultant:   MacKay Shields LLC

Initial Number of Units                                                                                      4,511
Fractional Undivided Interest in the Trust per Unit                                                        1/4,511
Principal Amount (Par Value) of Securities per Unit (1)                                                 $   978.72
Public Offering Price:
Public Offering Price per Unit (2)                                                                      $   997.17
    Less Maximum Sales Charge per Unit (3)                                                                  (39.17)
                                                                                                        ____________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                              958.00
    Less Organization Costs per Unit (5)                                                                     (5.50)
                                                                                                        ____________
Net Asset Value per Unit (based on aggregate offer prices of Securities) (5)                            $   952.50
                                                                                                        ============
Sponsor's Initial Repurchase Price per Unit (5)                                                         $   958.00
Redemption Price per Unit (based on aggregate bid prices of Securities) (5)                             $   950.05
Weighted Average Maturity of the Securities                                                            27.12 years
First Settlement Date                                                                              August 18, 2009
Termination Date (6)                                                                             December 15, 2042
Ticker Symbol                                                                                               FYRKLX

Distributions (7):
     Estimated Net Annual Interest Income per Unit                                                      $    45.93
     Initial Distribution per Unit                                                                      $     2.81
     Estimated Regular Distributions per Unit                                                           $     3.83
Estimated Current Return (8)                                                                                 4.61%
Estimated Long-Term Return (8)                                                                               4.63%
CUSIP Number                                                                                            33735L 296
Wrap Fee Accounts CUSIP Number                                                                          33735L 312
FTPS CUSIP Number                                                                                       33735L 320
Security Code                                                                                               057322

____________

(1) Because certain of the Securities may, in certain circumstances, be sold, redeemed or mature in accordance with their terms, the Unit value at the Termination Date may not equal the Principal Amount (Par Value) of Securities per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the Securities at the opening of business on the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accrued interest on the Securities. After this date, a pro rata share of any accrued interest on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 4.11% of the net amount invested).
Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(4) Each Security is valued at its aggregate offering price. The initial evaluation for purposes of determining the purchase, sale or redemption price of Units on the Initial Date of Deposit will occur at the latter of 4:00 p.m. Eastern time or the effectiveness of the Trust. Thereafter, evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The Net Asset Value per Unit figure reflects the deduction of estimated organization costs, which will be deducted from the assets of the Trust at the end of the initial offering period. The Sponsor's Initial Repurchase Price per Unit does not reflect the deduction of estimated organization costs until the end of the initial offering period as set forth under "Fee Table." The Redemption Price per Unit reflects the deduction of such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions will be paid on the twenty-fifth day of each month ("Distribution Date") to Unit holders of record on the tenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular Distributions per Unit was calculated on the basis of the Estimated Annual Interest Income per Unit less the estimated annual expenses and divided by twelve. Each Unit holder will receive the Initial Distribution per Unit on September 25, 2009. Estimated Regular Distributions per Unit will occur monthly, beginning October 25, 2009. The actual distribution you receive will vary from that set forth above with changes in the Trust's fees and expenses and with the sale, maturity or redemption of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Principal Account will be made monthly if the amount available for distribution equals at least $1.00 per Unit. Notwithstanding, distributions of funds in the Principal Account, if any, will be made in December of each year and as part of the final liquidation distribution. See "Interest and Principal Distributions."

(8) Estimated Current Return is calculated by dividing Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Securities, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions.

                                    Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust and receive distributions monthly. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 33-1/3 years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Sales Fees
   (as a percentage of public offering price)
Maximum sales charge imposed on purchase                                                        3.95%(a)       $39.17
                                                                                                ========       ========

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                                    .552%(b)       $5.50
                                                                                                ========       ========

Estimated Annual Trust Operating Expenses(c)
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation
   and FTPS Unit servicing fees                                                                 .082%          $0.81
Trustee's fee and other operating expenses                                                      .328%(d)       $3.22
                                                                                                ________       ________
   Total                                                                                        .410%          $4.03
                                                                                                ========       ========

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

1 Year             3 Years            5 Years            10 Years
______             _______            _______            _______
$491               $575               $667               $936

The example will not differ if you hold rather than sell your Units at the end of each period.

____________

(a) The maximum sales charge consists entirely of an initial sales charge, deducted at the time of purchase. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(b) Estimated organization costs, which include a one-time portfolio consultant fee, will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(c) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d) Other operating expenses include the costs incurred for annually updating the Trust's registration statement, but do not include brokerage costs and other portfolio transaction fees. A portion of the Trustee's fee represents the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions, to provide funds for payment of redemptions, or otherwise as required for the administration of the Trust. The Trustee can adjust the amount of its fee in response to, among other things, changes in short term interest rates and changes in the average cash balances on hand in the Trust Accounts. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
The First Trust Combined Series 291


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Combined Series 291, comprising New York Tax Exempt Municipal Income Trust, Series 62 (the "Trust"), as of the opening of business on August 13, 2009 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on August 13, 2009, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Combined Series 291, comprising New York Tax Exempt Municipal

Income Trust, Series 62, at the opening of business on August 13, 2009 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
August 13, 2009

                             Statement of Net Assets

          New York Tax Exempt Municipal Income Trust, Series 62

                   The First Trust Combined Series 291


                    At the Opening of Business on the
                 Initial Date of Deposit-August 13, 2009



                                                        NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)                                       $4,296,707
Accrued interest on underlying Securities (2)(3)                                                            39,158
Cash (2)                                                                                                    24,811
                                                                                                        ___________
                                                                                                          4,360,676
Less liability for reimbursement to Sponsor for organization costs (4)                                      (24,811)
Less distributions payable (3)                                                                              (39,158)
                                                                                                        ___________
Net assets                                                                                              $4,296,707
                                                                                                        ===========
Units outstanding                                                                                            4,511
Net asset value per Unit (5)                                                                            $   952.50
                                                  ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                   $4,498,214
Less maximum sales charge (6)                                                                             (176,696)
Less estimated reimbursement to Sponsor for organization costs (4)                                         (24,811)
                                                                                                        ___________
Net assets                                                                                              $4,296,707
                                                                                                        ===========

_____________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of tax-exempt municipal bonds. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Termination Date of December 15, 2042.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which $7,500,000 is allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts ($4,296,707), accrued interest to the Initial Date of Deposit ($39,158), cash ($24,811) and accrued interest from the Initial Date of Deposit to the expected dates of delivery of the Securities ($3,018). The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date, which will be distributed to the Sponsor as Unit holder of record.

(3) The purchased interest on the underlying Securities accrued to the Initial Date of Deposit will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $5.50 per Unit. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs, which will only be assessed to Units outstanding at the close of the initial offering period.

(6) The aggregate cost to investors in the Trust, excluding the amount held in cash deposited to pay the Trust's organization costs, includes a maximum sales charge computed at the rate of 3.95% of the Public
Offering Price per Unit (equivalent to 4.11% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering."

                             Schedule of Investments

          New York Tax Exempt Municipal Income Trust, Series 62

                   The First Trust Combined Series 291


At the Opening of Business on the Initial Date of Deposit-August 13, 2009


                                                                                  Rating (3)                       Cost of
Aggregate     Issue Represented by Sponsor's                                     (Unaudited)      Redemption       Securities to
Principal     Contracts to Purchase Securities (1)                             S&P       Moody's  Provisions (4)   the Trust (2) (6)
__________    _____________________________________                            ____      ______   ____________     _________
              GUAM (5.73%):
$  250,000    Government of Guam, Limited Obligation (Section 30),             BBB-      NR       2019 @ 100       $  246,318
              Series 2009A, 5.75%, Due 12/01/2034 (5)                                             2030 @ 100 S.F.

              NEW YORK (82.48%):
   180,000    County of Saratoga, New York, General Obligations, Public        AA+       Aa2      2018 @ 100          175,435
              Improvement (Serial), Series 2009A, 4.75%, Due 07/15/2039 (5)


   190,000    Dormitory Authority of the State of New York, GNMA               A-        NR       2017 @ 103          186,457
              Collateralized Revenue, (Cabrini of Westchester Project),
              Series 2006, 5.20%, Due 02/15/2041

   200,000    Dormitory Authority of the State of New York, Memorial           AA        Aa2      2018 @ 100          195,892
              Sloan-Kettering Cancer Center, Revenue, Series 2008A1,                              2035 @ 100 S.F.
              5.00%, Due 07/01/2036

   205,000    Dormitory Authority of the State of New York, Mental             AAA       Aa3      2017 @ 100          204,744
              Health Services Facilities, Revenue, Series 2007A, FSA                              2033 @ 100 S.F.
              Insured, 5.00%, Due 02/15/2037 (7)

   180,000    Dormitory Authority of the State of New York, New York           AA-       Aa3      2018 @ 100          179,444
              University, Revenue, Series 2008A, 5.00%, Due 07/01/2038                            2030 @ 100 S.F.

   190,000    Dormitory Authority of the State of New York, Pratt              NR        Aa2 (e)  2019 @ 100          191,085
              Institute, Insured Revenue, Series 2009C, Assured Guaranty                          2034 @ 100 S.F.
              Insured, 5.125%, Due 07/01/2039 (5) (7)

  200,000     Dormitory Authority of the State of New York, University         A+ (e)    Aa3       2019 @ 100         201,068
              of Rochester Revenue, Series 2009A, 5.125%, Due 07/01/2039 (5)                       2033 @ 100 S.F.

  200,000     Dormitory Authority of the State of New York, Yeshiva            AA (e)    Aa3       2019 @ 100         197,880
              University Revenue, Series 2009, 5.00%, Due 09/01/2038 (5)                           2035 @ 100 S.F.

  300,000     Dutchess County Industrial Development Agency (New York),        NR        Baa1      2017 @ 100         222,063
              Civic Facility Revenue, (Bard College Civic Facility),                               2027 @ 100 S.F.
              Series 2007A-2, 4.50%, Due 08/01/2036 (5)

  205,000     Metropolitan Transportation Authority, Dedicated Tax             AA        NR        2019 @ 100         203,403
              Refund, Series 2009B, 5.00%, Due 11/15/2034 (5)                                      2031 @ 100 S.F.

  250,000     New York City Municipal Water Finance Authority, Water and       AA+       Aa3       2018 @ 100         228,010
              Sewer System Second General Resolution Revenue, Fiscal
              2008 Series DD, 4.50%, Due 06/15/2038 (5)

  100,000     New York City Municipal Water Finance Authority, Water and       AA+       Aa3       2018 @ 100          99,844
              Sewer System Second General Resolution Revenue, Fiscal                               2034 @ 100 S.F.
              2008 Series DD, 5.00%, Due 06/15/2037

  180,000     New York City Transitional Finance Authority, Future Tax         AAA       Aa2       2019 @ 100         180,812
              Secured, Fiscal 2010 Series A, Subseries A-1 Tax-Exempt                              2035 @ 100 S.F.
              Subordinated, 5.00%, Due 05/01/2036 (5)

                        Schedule of Investments (cont'd.)

          New York Tax Exempt Municipal Income Trust, Series 62

                   The First Trust Combined Series 291


At the Opening of Business on the Initial Date of Deposit-August 13, 2009



                                                                                   Rating (3)                      Cost of
Aggregate     Issue Represented by Sponsor's                                      (Unaudited)     Redemption       Securities to the
Principal     Contracts to Purchase Securities (1)                             S&P       Moody's  Provisions (4)   Trust (2) (6)
__________    _____________________________________                            ____      ______   ____________     _________
              NEW YORK (CONT'D.):
$   400,000   New York Liberty Development Corporation, Revenue,               A         A1                        $  385,935
              (Goldman Sachs Headquarters Issue), Series 2005, 5.25%,
              Due 10/01/2035

    195,000   New York State Environmental Facilities Corporation, State       AA+       Aa1       2019 @ 100         202,664
              Clean Water and Drinking Water Revolving Funds Revenue,
              (New York City Municipal Water Finance Authority Projects
              Second Resolution), Subordinated SRF, Series 2009 A, 5.00%
              Due 06/15/2029 (5)

    200,000   New York State Thruway Authority, Second General                 AA        NR        2019 @ 100         204,590
              Highway and Bridge Trust Fund, Series 2009A-1, 5.00%,                                2028 @ 100 S.F.
              Due 04/01/2029 (5)

    180,000   New York State Urban Development Corporation, State              AAA       NR        2019 @ 100         181,028
              Personal Income Tax Revenue, (State Facilities and                                   2029 @ 100 S.F.
              Equipment), Series 2009B-1, 5.00%, Due 03/15/2036 (5)

    100,000   Sales Tax Asset Receivable Corporation, Sales Tax Asset          AAA       Aa3       2014 @ 100         103,578
              Revenue, Fiscal 2005 Series A, AMBAC Insured, 5.00%,                                 2028 @ 100 S.F.
              Due 10/15/2029 (7)

              PUERTO RICO (11.79%):
   210,000    Puerto Rico Electric Power Authority, Power Revenue,             BBB+      A3        2018 @ 100         203,110
              Series WW, 5.50%, Due 07/01/2038                                                     2034 @ 100 S.F.

   300,000    Puerto Rico Sales Tax Financing Corporation, Sales Tax           A+ (e)    A2        2019 @ 100         303,347
              Revenue, First Subordinate Series 2009A, 6.00%, Due                                  2040 @ 100 S.F.
              08/01/2042 (5)

___________                                                                                                        __________
$4,415,000                                                                                                         $4,296,707
===========                                                                                                        ==========

See "Notes to Schedule of Investments" on page 9.

Page 8


                    NOTES TO SCHEDULE OF INVESTMENTS

__________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on August 12, 2009 and August 13, 2009 and the Sponsor expects that they will all settle on or prior to August 18, 2009. The Securities are obligations of issuers of the State of New York or United States territories. The Securities in the Trust are divided by purpose of issue and represent the percentage of net assets as indicated by the following table:


Number of Issues        Purpose of Issue               Portfolio  Percentage
________________        ________________               ____________________
         5              Education                          23.08%
         1              Electric Utility                    4.73%
         1              General Obligation                  4.08%
         3              Health Care                        13.66%
         1              Industrial Revenue                  8.98%
         2              Transportation                      9.50%
         3              Water & Sewerage                   12.35%
         5              Miscellaneous                      23.62%

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the aggregate offering price of the Securities at the opening of business on the Initial Date of Deposit). The evaluation of the Securities at the opening of business on the Initial Date of Deposit has been determined by Capelogic, Inc., an independent pricing agent. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $4,279,589 and $17,118, respectively. The aggregate bid price of the Securities at the opening of business on the Initial Date of Deposit was $4,285,669 (unaudited).

(3) The ratings are by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") and/or Moody's Investors Service, Inc. ("Moody's") and are unaudited. For a brief description of the rating symbols and their related meanings see "Description of Bond Ratings" in the prospectus. Such ratings were obtained from an information reporting service other than Standard & Poor's or Moody's. "NR" indicates that a particular Security has not been rated by Standard & Poor's and/or Moody's.

(4) Certain Securities may be redeemed before their stated maturity. This column shows when a Security is initially redeemable and the redemption price for that year. Securities are redeemable at declining prices (but not below par value) in subsequent years. S.F. indicates a sinking fund is established with respect to an issue of Securities. Certain Securities may also be redeemed in whole or in part other than by operation of the stated redemption provisions under certain circumstances detailed in the instruments creating them. Such redemption provisions may result in a redemption price less than the value of the Securities on the Initial Date of Deposit. Redemption pursuant to call provisions generally will occur at times when the redeemed Securities have an offering side valuation which represents a premium over par. To the extent that Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and Unit holders will receive a distribution of the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Securities are used to pay for Unit redemptions). Estimated Current Return and Estimated Long-Term Return may also be affected by such redemptions.

(5) These Securities were issued at an original issue discount on the following dates and at the following percentages of their original principal amount:

                                                                   Date                 %
                                                                   ____                 _____
County of Saratoga, New York                                       07/15/2009           97.654%
Dormitory Authority of the State of New York (Pratt)               08/13/2009           97.824%
Dormitory Authority of the State of New York (Rochester)           07/22/2009           99.315%
Dormitory Authority of the State of New York (Yeshiva)             07/23/2009           97.304%
Dutchess County Industrial Development Agency                      05/11/2007           96.833%
Government of Guam                                                 06/18/2009           96.755%
Metropolitan Transportation Authority                              04/30/2009           98.578%
New York City Municipal Water Finance Authority (4.50%)            06/05/2008           95.866%
New York City Transitional Finance Authority                       07/30/2009           99.845%
New York State Environmental Facilities Corporation                04/02/2009           99.238%
New York State Thruway Authority                                   03/04/2009           99.744%
New York State Urban Development Corporation                       01/15/2009           95.976%
Puerto Rico Sales Tax Financing Corporation                        06/18/2009           96.512%

Page 9


(6) In accordance with Statement of Financial Accounting Standards No. 157 (Accounting Standards Codification 820) ("FAS 157"), "Fair Value Measurements," fair value is defined as the price that the Trust would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. FAS 157 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels: Level 1 which represents quoted prices in active markets for identical investments; Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.); and Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments). At the date of deposit, all of the Trust's investments are classified as Level 2 as the Securities are transacted through a dealer network.

(7) Insurance has been obtained by the issuer of this Security. Such insurance coverage continues in force so long as the Security is outstanding and the insurer remains in business. See "Bond Insurance" and "Risk Factors" in the prospectus for an explanation of such insurance and a discussion of risks of investing in insured Securities.

(e) This is an "Expected Rating" and is intended to anticipate Standard & Poor's and/or Moody's forthcoming rating assignment. Expected Ratings are generated by Bloomberg Finance L.P. ("Bloomberg") based on sources it considers reliable or established Standard & Poor's and Moody's rating practices. Expected Ratings exist only until Standard & Poor's or Moody's assigns a rating to the issue. There is no guarantee that the ratings, when assigned, will not differ from those currently expected.

                         The First Trust Combined Series

The First Trust Combined Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of an investment company which we have named The First Trust Combined Series. The series to which this prospectus relates, The First Trust Combined Series 291, consists of a single portfolio known as New York Tax Exempt Municipal Income Trust, Series 62.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited municipal bonds with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the occurrence of an event which affects the capital structure of the issuer of a Security or a sale of a Security made as described in "Removing Securities from the Trust."

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities will mature or may be redeemed prior to the Termination Date or may periodically be sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds from these events will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will meet requirements specified in the Indenture.

                         Portfolio

Objectives.

The objectives of the Trust are to distribute income that is exempt from federal, New York state and/or local income taxes and to preserve capital by investing in a portfolio of investment grade municipal bonds issued by New York, Puerto Rico or Guam.

Municipal Bond Basics.

A municipal bond is a debt obligation of a state and/or local government entity which is used to help build infrastructure by raising money to finance public projects such as new hospitals, schools and improved roads. In return, in most states investors in municipal bonds issued in their state receive earnings which are free from federal, state and/or local income taxes. Because of their low correlation to many other fixed-income and equity assets, municipal bonds can also provide diversification benefits within an investor's portfolio. Additionally, municipal bonds generally are a high credit quality asset class with historically low default rates and relatively low volatility. Of course, given the current economic environment, there can be no assurance that the default rate for municipal bonds will not rise or that volatility will not increase.

Municipal Bond Benefits Include:

o Tax exempt regular income;

o Generally high credit quality;

o Low correlation with other asset classes;

o Historically low default rates and relatively low volatility

Yield Comparison.

According to Barclays Capital and Merrill Lynch, current New York municipal yield spreads are at historic levels relative to U.S. Treasury obligations which makes this opportunity attractive in the current environment in our opinion. According to Barclays Capital and Merrill Lynch, as of June 30, 2009, New York municipal bonds yield approximately 5.6% compared to 20+ Year U.S. Treasuries which yield approximately 4.4%. U.S. Treasuries are represented by the Barclays Capital 20+ Year U.S. Treasury Index, which includes all publicly issued U.S. Treasury securities that have a remaining maturity greater than 20 years. New York Municipal Bonds are represented by the Merrill Lynch Municipals New York 22+ Year Index, which is designed to track the long-term (22+ year) New York tax-exempt bond market. An index cannot be purchased directly by investors.

Tax-Advantaged Income.


Municipal bonds provide investors with significant tax savings. For investors in higher tax brackets, municipals can offer greater after-tax yields than taxable debt securities of similar maturities and credit quality, including Treasuries and corporate bonds. Taxable-equivalent yields represent the amount of pre-tax return an investor would need to earn in a taxable investment in order to equal that of a tax-exempt investment. Using a municipal bond with a 4.50% yield as an example, if an investor is in the 25% federal tax bracket (30.1% combined federal and New York state tax bracket), the 4.50% yield has a taxable equivalent yield of 6.44%. In other words, an investor would need to get a 6.44% yield from a taxable bond to equal the 4.50% payout of the tax-free municipal bond. Please note that this example does not reflect (i) any federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credits, (ii) any local taxes imposed (other than New York City), or (iii) any alternative minimum taxes or any taxes other than personal income taxes. The example assumes that federal taxable income is equal to state income subject to tax, and in cases where more than one state rate falls within a federal bracket, the highest state rate corresponding to the highest income within that federal bracket is used. Further, the example does not reflect the New York supplemental income tax based upon a taxpayer's New York taxable income and New York adjusted gross income.


Professional Portfolio Selection.

The municipal bonds included in the Trust are selected by the MacKay Municipal Managers team ("MacKay") of MacKay Shields LLC using a comprehensive evaluation process. MacKay's investment process draws upon extensive Wall Street proprietary trading and risk management experience which includes all facets of the municipal market. MacKay Shields LLC is an indirect wholly-owned subsidiary of New York Life Insurance Company with assets under management over $36 billion across various capital markets.

MacKay believes that exceptional long-term performance can be achieved with a relative value, research-driven approach. This approach is based on fundamental, bottom-up research on the credit and the structure of each bond resulting in superior security selection.

Investment Process.

In selecting municipal bonds for the Trust, the team considers the following factors:

Sector Analysis

-  Evaluate the national political and economic environment;

-  Analyze municipal market technicals and fundamentals; and

-  Review rating agency and street research.

Security Analysis

-  Evaluate the local political and economic environment;

-  Review financial documents and tax issues;

-  Create models to stress cash flow;

-  Determine the value of collateral; and

-  Assess management.


After the Initial Date of Deposit, a Security's rating may be lowered. This would not immediately cause the Security to be removed from the Trust, but may be considered by us in determining whether to direct the Trustee to dispose of such Security. See "Removing Securities from the Trust."

Alternative Minimum Tax. The Securities included in the Trust's portfolio are exempt from the alternative minimum tax.

The Trust has an expected life of approximately 20.93 years. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. Of course, as with any similar investments, there can be no guarantee that the objectives of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Bond Insurance


Certain of the bonds in the Trust are insured as to the scheduled payment of interest and principal. This insurance was obtained by the bond issuer, the underwriters or others prior to the Initial Date of Deposit directly from an insurer of such bonds (the "Bond Insurer"). The premium for any insured bonds has been paid in advance by the bond issuer, the underwriters or others and any such policy or policies are noncancellable and will continue in force so long as the bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy, or if the rating assigned to such insurer deteriorates, the applicable Bond Insurer has no obligation to insure any issue adversely affected by either of the above described events. No premiums for insurance are paid by the Trust.


Under the provisions of the aforementioned insurance, the Bond Insurers unconditionally and irrevocably agree to pay their respective agents (the "Fiscal Agent"), that portion of the principal of and interest on the bonds which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any other earlier date on which payment is due by reason of call for redemption, acceleration or other advancement of maturity (except as provided below). When referring to interest on a bond, the term "due for payment" means the stated date for payment of interest. "Due for payment" also means, when referring to the principal of such bond, the date on which such bond has been called for mandatory redemption as a result of the interest on such bond having been determined to be subject to Federal income taxation, and shall also mean when referring to interest on such bond, the accrued interest at the rate provided in such documentation to the date on which such bond has been called for such mandatory redemption, together with any applicable redemption premium. Generally, the term "due for payment" will not include, with referring to either the principal of a bond or the interest on a bond, any acceleration of payment.

The Bond Insurers will make such payments to the Fiscal Agent on the date such principal or interest becomes due for payment or on the business day next following the day on which the Bond Insurers shall have received notice of nonpayment, whichever is later. The Fiscal Agent will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer but only upon receipt by the Fiscal Agent of (i) evidence of the Trustee's right to receive payment of the principal or interest due for payment and (ii) evidence, including any appropriate instruments of assignment, that all of the rights to payment of such principal or interest due for payment shall thereupon vest in the Bond Insurers. Upon such disbursement, the Bond Insurers shall become the owner of the bond, appurtenant coupon or right to payment of principal or interest on such bond and shall be fully subrogated to all of the Trustee's rights thereunder, including the right to payment thereof.

                    Estimated Returns

The Estimated Current and Long-Term Returns set forth in the "Summary of Essential Information" are estimates and are designed to be comparative rather than predictive. We cannot predict your actual return, which will vary with Unit price, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions with respect to when the Securities pay interest and when distributions are paid by the Trust. Estimated Current Return equals the estimated annual interest income to be received from the Securities less estimated annual Trust expenses, divided by the Public Offering Price per Unit (which includes the initial sales charge). Estimated Long-Term Return is a measure of the estimated return over the estimated life of the Trust and is calculated using a formula which (1) factors in the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities, and (2) takes into account a compounding factor, the sales charge and expenses. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the Securities in the Trust. We will provide you with estimated cash flows for the Trust at no charge upon your request.

                       Risk Factors

Price Volatility. The Trust invests in municipal bonds. The value of the Securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. The value of the Securities will also fluctuate with changes in investors' perceptions of an issuer's financial condition or the general condition of the municipal bond market, changes in inflation rates or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Securities will be able to satisfy their interest payment obligations to the Trust over the life of the Trust.

Current Economic Conditions. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

The markets for credit instruments, including municipal securities, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. Liquidity in the municipal bond market (the ability to buy and sell bonds readily) has been reduced. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities, including municipal securities. In addition, during 2008, several major dealers of municipal bonds exited the market via acquisition or bankruptcy. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Trust's Securities uncertain and/or result in sudden and significant valuation increases or declines in its holdings. During times of reduced market liquidity, such as at the present, the Trust may not be able to sell Securities readily at prices reflecting the values at which the Securities are carried on the Trust's books. Sales of large blocks of securities by market participants, such as the Trust, that are seeking liquidity can further reduce security prices in an illiquid market.

In response to the current national economic downturn, governmental cost burdens may be reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws.

Municipal Securities. The Trust invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, you may not be able to reinvest the money you receive in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by the Trust and would therefore impact the price of both the Securities and the Units. The current economic downturn is negatively affecting towns, counties and school districts across the nation. In recognition of this fact, Moody's recently assigned a negative outlook to the creditworthiness of all local governments in the United States.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

New York. The Trust invests primarily in tax-exempt bonds issued by New York municipalities, and therefore presents more risks than a portfolio which is broadly diversified over several regions. Risks associated with investing in such bonds include political, economic and regulatory factors which may affect the issuers. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the bonds, could affect or have an adverse impact on the financial condition of the issuers.

Insurance Risk. Certain of the Securities in the Trust are covered by insurance policies obtained by the issuers or underwriters of the bonds from insurance companies. The "Schedule of Investments" identifies the Bond Insurer of each Security and the Information Supplement provides a brief description of the Bond Insurers. Insurance guarantees the timely payment, when due, of all principal and interest on the insured Securities. Such insurance is effective so long as the insured Security is outstanding and the insurer remains in business. Insurance relates only to the particular Security and not to the Units offered hereby or to their market value. Insured Securities have received the rating described in the "Schedule of Investments" by Moody's and/or by Standard & Poor's in recognition of such insurance. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

Because the insurance on the Securities, if any, will be effective so long as the Securities are outstanding, such insurance will be taken into account in determining the market value of the Securities and therefore, some value attributable to such insurance will be included in the value of the Units of the Trust. The insurance does not, however, guarantee the market value of the Securities or of the Units.

Discount Bonds. Discount bonds are bonds which have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. The market discount on previously issued bonds will increase when interest rates for newly issued comparable bonds increase and decrease when such interest rates fall, other things being equal. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Tax Status."

Original Issue Discount Bonds. Thirteen of the Securities are considered original issue discount bonds. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. The Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

On sale or redemption, Unit holders may receive ordinary income dividends from the Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity.

The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

Premium Bonds. Premium bonds are bonds which have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued bonds of comparable rating and type. The current returns of such bonds are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemptions are more likely to occur at times when the bonds have an offering side valuation which represents a premium over par, or for original issue discount bonds, a premium over the accreted value. To the extent that the Securities were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. The Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in order to pay expenses of the Trust or in case the Trust is terminated. See "Removing Securities from the Trust" and "Amending or Terminating the Indenture."

General Obligation and Revenue Bonds. General obligation bonds are general obligations of a governmental entity that are backed by the taxing power of such entity. All other Securities in the Trust are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on the prices of certain of the municipal bonds represented in the Trust. In addition, litigation regarding any of the issuers of the municipal bonds, such as litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the prices of the Securities or of the issuers.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Interest and Principal Accounts of the Trust;

- Net interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement; and

- The sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the value of the Interest and/or Principal Accounts and the accrual of interest on the Securities.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Cash which comprises the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the Portfolio Consultant's fee, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Securities generally is paid semiannually, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units ($1,000 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Sales Charges.

Initial Offering Period. The maximum sales charge during the initial offering period equals 3.95% of the Public Offering Price (equivalent to 4.11% of the net amount invested).

Secondary Market. The maximum sales charge during the secondary market is determined based upon the number of years remaining to the maturity of each Security in the Trust, but in no event will the secondary market sales charge exceed 5.80% of the Public Offering Price (equivalent to 6.157% of the net amount invested). For purposes of computation, Securities will be deemed to mature either on their expressed maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date; or (b) such Securities are subject to a "mandatory tender." The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the Securities, in accordance with the following schedule:

                                         Secondary
                                         Market
Years to Maturity                        Sales Charge
_________________                        ____________
Less than 1                                1.00%
1 but less than 2                          1.50%
2 but less than 3                          2.00%
3 but less than 4                          2.50%
4 but less than 5                          3.00%
5 but less than 6                          3.50%
6 but less than 7                          4.00%
7 but less than 8                          4.50%
8 but less than 9                          5.00%
9 but less than 10                         5.50%
10 or more                                 5.80%

Discounts for Certain Persons.

If you invest at least $100,000 (except if you are purchasing for "Wrap Fee Accounts" as described below), the maximum sales charge is reduced, as follows:

                                 Your            Dealer
                                 Maximum         Concession
 If you invest                   Sales Charge    per Unit
(in thousands):*                 will be:        will be:
_________________                ____________    ___________
$100 but less than $250           3.70%          $27.50
$250 but less than $500           3.45%          $25.00
$500 but less than $1,000         3.15%          $22.50
$1,000 but less than $5,000       2.95%          $21.00
$5,000 or more                    1.85%          $10.00

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine same day purchases of Units of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Wrap Fee Accounts") can purchase Units at the Public Offering Price less the applicable dealer concession. Certain Wrap Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Wrap Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Securities on the offering side of the market by appraisal; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The offering price of the Securities may be expected to be greater than their bid price by approximately 1-3% of the aggregate principal amount of such Securities.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of $30.00 per Unit (65% of the maximum sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who sell at least
$250,000 worth of Units will be entitled to the following additional concessions with respect to total sales:

                                          Additional
 Total Sales                              Concession
(in thousands)                            per Unit
_____________________                     ___________
$250 but less than $1,000                    $1.00
$1,000 or more                               $2.00

Underwriters other than the Sponsor will sell Units of the Trust to other broker/dealers and selling agents at the Public Offering Price per Unit less a concession or agency commission not in excess of the underwriter concession allowed to the Underwriters by the Sponsor as described under "Underwriting Concessions" below.

In addition, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

 Total Sales                              Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                      0.050%
$100 but less than $150                     0.075%
$150 but less than $250                     0.100%
$250 but less than $500                     0.115%
$500 but less than $750                     0.125%
$750 but less than $1,000                   0.130%
$1,000 but less than $1,500                 0.135%
$1,500 but less than $2,000                 0.140%
$2,000 but less than $3,000                 0.150%
$3,000 but less than $4,000                 0.160%
$4,000 but less than $5,000                 0.170%
$5,000 or more                              0.175%

Dealers and other selling agents will not receive a concession on the sale of Wrap Fee Account Units, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of the Trust.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                 Underwriting Concessions

The Agreement Among Underwriters provides that a public offering of the Units of each Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Distribution of Units."

The Sponsor will receive from the Underwriters the excess over the gross sales commission contained in the following table:

                                         Underwriting
  Total Sales                            Concession
 (in thousands)                          Per Unit
_________________                        ________________
$250 but less than $1,000                    $31.00
$1,000 or more                               $32.00

Any reduced sales charge for quantity purchases listed under "Discounts for Certain Persons" is the responsibility of the Underwriter making the sale.

In addition to any other benefits that the Underwriters may realize from the sale of the Units of the Trust, the Agreement Among Underwriters provides that the Sponsor will share with the other Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the Aggregate Offering Price thereof on the Initial Date of Deposit, less a charge for acquiring the Securities in the portfolio and for the Sponsor maintaining a secondary market for the Units. Underwriters are not, however, eligible to receive the additional dealer concession in connection with sales of $250,000 or more of Units of this Trust as set forth in "Distribution of Units."

                       Underwriting

                                                  Number
Name and Address                                  of Units
________________                                  ________

Sponsor:
First Trust Portfolios L.P.                         758
120 East Liberty Drive
Wheaton, Illinois 60187

Underwriters:
Citigroup Global Markets, Inc.                    2,548
388 Greenwich Street
New York, New York 10013

Pershing LLC                                        497
One Pershing Plaza, 6th Floor
Jersey City, New Jersey 07399

Stifel, Nicolaus & Co., Inc.                        380
501 N. Broadway
St. Louis, Missouri 63102

Wells Fargo Advisors, LLC                           328
One North Jefferson Street
St. Louis, Missouri 63103                         ------
                                                  4,511
                                                  ======

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for the Trust less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell Units tendered for redemption in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Interest Account of the Trust if funds are available, and then from the Principal Account. The Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. In addition, the Portfolio Supervisor may, at its own expense, employ one or more sub-Portfolio Supervisors to assist in providing services to the Trust. The Portfolio Supervisor has employed BondWave, LLC ("BondWave"), an affiliate of the Sponsor, as sub-Portfolio Supervisor. BondWave, based in Wheaton, Illinois, specializes in providing strategies and solutions for the management of fixed-income investments. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also chargeable to the Trust. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliate for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to the Trust's operating expenses, and the fees set forth above, the Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. We cannot guarantee that distributions from the Securities will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Interest or Principal Accounts of the Trust, the Trustee has the power to sell Securities to make cash available to pay these charges. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the cost exceeds $0.50 per Unit. Otherwise, the Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

Federal Tax Status.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions.

After the end of each year, you will receive a tax statement that separates your Trust's distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gains dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.

A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units. Further, if you hold your Units for six months or less, any loss incurred by you related to the disposition of such a Unit will be disallowed to the extent of the exempt-interest dividends you received.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Deductibility of Trust Expenses.

Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the Trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.


Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) and (generally except for exempt-interest dividends) will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly designated by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the Trust beginning prior to 2010, distributions from the Trust that are properly designated by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

New York Tax Status.

The following discussion of New York income tax matters is based upon the advice of Chapman and Cutler LLP, counsel to the Sponsor. This section summarizes some of the New York State and New York City tax consequences to residents of the State of New York and New York City of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. The New York taxing authorities could disagree with any conclusions set forth in this section.

The assets of the trust will consist of interest-bearing obligations issued by or on behalf of the State of New York or political subdivisions thereof (the "New York Bonds") or by the governments of Puerto Rico or Guam (the "Possession Bonds," and, together with the New York Bonds, the "Bonds").

The discussion in this section is based on the assumption that: (i) the Bonds were validly issued by the State of New York or a political subdivision thereof, or by the governments of Puerto Rico or Guam; (ii) the interest on the Bonds is excludable from gross income for federal income tax purposes; and (iii) with respect to the Possession Bonds, the Possession Bonds and all interest thereon are exempt from all state and local taxation. This disclosure does not address the taxation of persons other than full-time residents of the State of New York and New York City.

Based on existing New York law:

(1) Exempt-interest dividends distributed by the Trust that are excluded from gross income for federal income tax purposes and are attributable to interest paid on the Bonds will be excluded from taxable income for the purposes of the New York State personal income tax imposed by
Article 22 of the New York State Tax Law (the "State Personal Income Tax") and the personal income tax imposed by New York City under Section 11-1701 of the New York City Administrative Code (the "City Personal Income Tax").

(2) Distributions from the Trust, other than exempt-interest dividends attributable to interest on the Bonds, will generally be subject to the State Personal Income Tax and the City Personal Income Tax.

(3) Distributions, including exempt-interest dividends, distributed by the Trust will generally be subject to the New York State franchise tax imposed on domestic and foreign corporations by Article 9-A of the New York State Tax Law (the "State Corporate Tax") and the general corporation tax imposed by New York City on domestic and foreign corporations under Section 11-603 of the New York City Administrative Code (the "City Corporate Tax").

(4) You generally will be subject to tax for purposes of the State Personal Income Tax, the City Personal Income Tax, the State Corporate Tax and the City Corporate Tax on any gain recognized on the sale or redemption of a Unit.

You should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the State Personal Income Tax or the City Personal Income Tax.

Neither the Sponsor nor its counsel has independently examined the Bonds or the opinions of bond counsel rendered in connection with the issuance of the Bonds. Ownership of Units in the Trust may result in other New York State and New York City tax consequences to certain taxpayers, and prospective investors should consult their tax advisors.


                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For the purposes of record keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Wrap Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of interest (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- The amount of interest received by the Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The dates Securities were sold and the net proceeds received from such sales less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Securities held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

                  Interest and Principal
                       Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit interest received on the Trust's Securities to the Interest Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute an amount substantially equal to your pro rata share of the balance of the Interest Account calculated on the basis of one-twelfth of the estimated annual amount of interest received in the Income Account after deducting estimated expenses on or near the Distribution Dates to Unit holders of record on the preceding Distribution Record Date. See "Summary of Essential Information" for the Trust. Because interest is not received by the Trust at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution Record Date. In order to minimize fluctuations in distributions, the Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the Interest Account at the next Distribution Record Date. The Trustee will distribute amounts in the Principal Account on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per Unit. However, amounts in the Principal Account from the sale of Securities designated to meet redemptions of Units or pay expenses will not be distributed. In any case, the Trustee will distribute any funds in the Principal Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account of the Trust if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account of the Trust.

The IRS requires the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Interest and Principal Distributions."

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. accrued interest on the Securities; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Security;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Security has been instituted;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

-  The Security is the subject of an advanced refunding;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Security; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except for instances in which the Trust acquires Replacement Securities as described in "The First Trust Combined Series," the Trust will generally not acquire any bonds or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged bonds or property in exchange for a Security. In that regard, we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchange securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged bonds or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate upon the redemption, sale or other disposition of the last Security held in the Trust, but in no case later than the Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated prior to the Termination Date:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than 20% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Termination Date.

The Trustee will notify you of any termination prior to the Termination Date. You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts of the Trust, within a reasonable time after the Trust is terminated. The sale of Securities upon termination may result in a lower sales price than might otherwise be realized if the sale were not required at that time. For this reason, among others, the amount realized by a Unit holder upon termination may be less than the principal amount of Securities per Unit or value at the time of purchase. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
         Agent, Portfolio Consultant and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $115 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2008, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $44,448,714 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent's and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Portfolio Consultant.

The Portfolio Consultant is the MacKay Municipal Managers team of MacKay Shields LLC. MacKay Shields LLC is a registered investment advisor since 1969 and is an indirect wholly-owned subsidiary of New York Life Insurance Company with assets under management over $36 billion across various capital markets. MacKay Shields LLC is headquartered at 9 West 57 Street, New York, New York 10019.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, the FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, the FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trust.

               Description of Bond Ratings*

                 * As published by the rating companies.

Standard & Poor's.

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days-including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings.

Issue credit ratings are based, in varying degrees, on the following considerations:

1. Likelihood of payment: capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2. Nature of and provisions of the obligation;

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligator's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A   An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B   An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC  An obligation rated "CC" is currently highly vulnerable to nonpayment.

C   A subordinated debt or preferred stock obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D   An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grade period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus(+) or Minus(-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Expected Ratings are designated on the "Schedule of Investments" by an "(e)" after the rating code. Expected Ratings are intended to anticipate S&P's forthcoming rating assignments. Expected Ratings are generated by Bloomberg based on sources it considers reliable or established S&P rating practices. Expected Ratings exist only until S&P assigns a rating to the issue.

Moody's Investors Services.

Moody's Long-Term Municipal Ratings are based upon the analysis of five primary factors related to municipal finance: market position, financial position, debt levels, governance, and covenants. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

Aaa Issuers or issues rated "Aaa" demonstrate the strongest creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Aa Issuers or issues rated "Aa" demonstrate very strong creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

A   Issuers or issues rated "A" present above-average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Baa Issuers or issues rated "Baa" represent average creditworthiness relative to other US municipal or tax- exempt issuers or issues.

Ba Issuers or issues rated "Ba" demonstrate below-average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

B   Issuers or issues rated "B" demonstrate weak creditworthiness relative to other U.S. municipal or tax- exempt issuers or issues.

Caa Issuers or issues rated "Caa" demonstrate very weak creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Ca Issuers or issues rated "Ca" demonstrate extremely weak creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

C   Issuers or issues rated "C" demonstrate the weakest creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.

Moody's may append numerical modifiers "1," "2," and "3" to each generic rating category from "Aa" through "Caa." The modifier "1" indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates a ranking in the lower end of that generic rating category.

Expected Ratings are designated by an "(e)" after the rating code, and are intended to anticipate Moody's forthcoming rating assignments based on reliable information from third party sources (such as the issuer or underwriter associated with the particular securities) or established Moody's rating practices. Expected Ratings will exist only until Moody's assigns a rating to the instrument.

                  Federal Tax-Free Income

The taxable equivalent yield is the current yield you would need to earn on a taxable investment in order to equal a stated tax free yield on a municipal investment. To assist you to more easily compare municipal investments like the Trust with taxable alternative investments, the table below presents the approximate taxable equivalent yields for individuals for a range of hypothetical tax free yields assuming the stated marginal combined federal and New York state tax rates for 2009 listed below. The table does not reflect (i) any federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credits,
(ii) any local taxes imposed, or (iii) any alternative minimum taxes or any taxes other than personal income taxes.

                                    COMBINED NATIONAL AND NEW YORK STATE TAX EQUIVALENT TABLE
       Taxable Income ($1,000's)        Combined                       Tax-Exempt Estimated Current Return
----------------------------------------------------------------------------------------------------------------------------
      Single               Joint          Tax       4.0%       4.5%       5.0%       5.5%       6.0%       6.5%       7.0%
      Return              Return        Bracket                      Equivalent Taxable Estimated Current Return
----------------------------------------------------------------------------------------------------------------------------
$   0  -   8.35      $    0  -  16.70    14.1%      4.66%      5.24%      5.82%      6.40%       6.98%      7.57%      8.15%
 8.35  -  33.95       16.70  -  67.90    20.8%      5.05%      5.68%      6.31%      6.94%       7.58%      8.21%      8.84%
 33.95 -  82.25        67.90 - 137.05    30.1%      5.72%      6.44%      7.15%      7.87%       8.58%      9.30%     10.01%
 82.25 - 171.55       137.05 - 208.85    32.9%      5.96%      6.71%      7.45%      8.20%       8.94%      9.69%     10.43%
171.55 - 372.95       208.85 - 372.95    38.3%      6.48%      7.29%      8.10%      8.91%       9.72%     10.53%     11.35%
372.95 - 500.00       372.95 - 500.00    40.1%      6.68%      7.51%      8.35%      9.18%      10.02%     10.85%     11.69%
  Over   500.00         Over   500.00    40.8%      6.76%      7.60%      8.45%      9.29%      10.14%     10.98%     11.82%

                             First Trust(R)

                   THE FIRST TRUST COMBINED SERIES 291
          NEW YORK TAX EXEMPT MUNICIPAL INCOME TRUST, SERIES 62

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon

     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

  This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-160809) and

- Investment Company Act of 1940 (file no. 811-2541)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

Information about the Trust is available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                             August 13, 2009


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                   The First Trust(R) Combined Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in The First Trust Combined Series 291 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information that you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated August 13, 2009. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors                                                   1
   Insurance Risk                                              1
Municipal Securities                                           8
   Healthcare Revenue Securities                               9
   Single Family Mortgage Revenue Securities                   9
   Multi-Family Mortgage Revenue Securities                    9
   Water and Sewerage Revenue Securities                       10
   Electric Utility Revenue Securities                         10
   Lease Obligation Revenue Securities                         10
   Industrial Revenue Securities                               10
   Transportation Facility Revenue Securities                  11
   Education Revenue Securities                                11
   Resource Recovery Facility Revenue Securities               11
   Discount Securities                                         11
   Original Issue Discount Securities                          12
   When Issued Securities                                      12
   Zero Coupon Securities                                      12
   Premium Securities                                          12
Concentration
   New York                                                    12

Risk Factors.

The Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of New York or certain states or United States Territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from federal and New York state and local income tax. The Trust is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of such obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain national issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

The timely payment of principal of and interest on the Securities has been guaranteed by bond insurance purchased by the issuers or other parties.

Insurance Risk. Certain of the bonds in the Trust are insured. In the case of insured bonds, insurance has been obtained either by the issuer of bonds in the Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in the Trust guaranteeing prompt payment of interest and principal, when due, in respect of such bonds in the Trust. The premium for any preinsured bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the bonds so insured are outstanding and the respective preinsured bond insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the insurers have no obligation to insure any issue adversely affected by either of the above described events.

In the event of nonpayment of interest or principal, when due, in respect of a bond, an insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler LLP, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Tax Status" in the prospectus.

Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

There have been a number of recent developments with respect to ratings actions impacting insurance companies by the rating agencies, Standard & Poor's, Moody's and Fitch Ratings Ltd. ("Fitch"). In light of the ongoing nature of ratings actions or announcements by the rating agencies, you should consult announcements by the rating agencies, the websites of the rating agencies and the websites of the insurers for the then current publicly available information. These ratings actions have had a significant impact on the ability of insurers to compete in the financial guarantee business. A brief description of potential insurers is below.

ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). ACA Financial Guaranty is an insurance subsidiary of ACA Capital Holding, Inc., organized in the State of Maryland. ACA Financial Guaranty assumes credit risk through the issuance of financial guaranty insurance policies across all of its business lines. While they are subject to Standard & Poor's guidelines and capital adequacy tests which must be met in order to maintain a rating, as well as internal risk management parameters, their insured risk portfolio contains exposures of various credit qualities.

On December 15, 2008, Standard & Poor's raised its financial strength, financial enhancement, and issuer credit ratings on ACA Financial

Guaranty to B from CCC and removed the company from its CreditWatch developing status. The outlook is developing. At the same time, Standard & Poor's also withdrew its ratings of the company at ACA Financial Guaranty's request. The upgrade reflects the positive effects of the restructuring transaction completed in August 2008 that settled all outstanding collateralized debt obligations ("CDO") and reinsurance exposures of the company, including the significantly deteriorated CDO of asset-backed securities ("ABS") transactions, eliminating a requirement to post a significant amount of collateral to the CDO of ABS counterparties. The settlement required that ACA Financial Guaranty make a $209 million cash payment and a distribution of surplus notes. The surplus notes provide the former CDO counterparties and certain other counterparties with what amounts to a 95% economic interest in the company. As a result of the transaction, the company's $7 billion risk portfolio is comprised almost exclusively of U.S. public finance exposure predominantly of BBB and BB credit quality with above-average concentrations in the health care and higher education sectors. The developing outlook reflects the following possibilities: that the company could run off in an orderly fashion with capital adequacy improving due to low losses and effective expense management; or that capital adequacy could deteriorate through a combination of meaningful losses precipitated by weak credits and/or a soft economy, poor expense management, and/or excessive distributions to surplus noteholders as allowed by the Maryland Insurance Administration. There is also the risk that should finances deteriorate, the company could be placed under rehabilitation by its regulator, in which case the ratings would be changed to R. An R rating signifies that an insurer is under regulatory supervision because of its financial condition.

As of December 31, 2008, ACA Financial Guaranty had admitted assets of approximately $441.2 million and total liabilities of approximately $339.9 million, as compared to approximately $691.8 million and $462.7 million, respectively, as of December 31, 2007. Statutory capital of approximately $175.7 million at December 31, 2008 was down from approximately $414.8 million as of December 31, 2007, reflecting in part the cost of the above-discussed settlement. ACA Financial Guaranty assessed its capital adequacy as consistent with a speculative-grade rating, based on a margin of safety in the range of 0.5x-0.7x. The margin of safety expresses the relationship of theoretical losses incurred during a severe stress modeling exercise to capital remaining at the end of the modeling period.

The parent company of ACA Financial Guaranty maintains a website at www.aca.com where it makes available, free of charge and as soon as reasonably practicable after they file with, or furnish to, the Securities and Exchange Commission (the "SEC"), copies of their most recently filed Annual Report on Form 10-K, all Quarterly Reports on Form 10-Q and all Current Reports on Form 8-K, including all amendments to those reports.

The information relating to ACA Financial Guaranty and its affiliates contained above has been furnished by ACA Financial Guaranty. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Ambac Assurance Corporation ("Ambac Assurance"). Ambac Financial Group, Inc., headquartered in New York City, is a holding company incorporated on April 29, 1991 with activities divided into two business segments:
(i) financial guarantee and (ii) financial services. Ambac Assurance provides financial guarantee insurance for public and structured finance obligations. Ambac Assurance is the successor to the founding financial guarantee insurance company, which wrote the first bond insurance policy in 1971. The holding company is largely dependent on dividends from Ambac Assurance to pay dividends on its common stock, to pay principal and interest on its indebtedness and to pay its operating expenses.

As of March 3, 2009, Ambac Assurance was rated "Baa1" with a negative outlook by Moody's and "A" with a negative outlook from Standard and Poor's. These ratings are an essential part of Ambac Assurance's ability to provide credit enhancement and are essential to Ambac Assurance's ability to compete in the financial guarantee business. Considering the high levels of delinquencies and defaults within residential mortgage loans, each of these rating agencies began a review of the capital adequacy of the financial guarantee industry in the fall of 2007. In late December 2007, following the rating agency reviews, Ambac Assurance's triple-A rating was affirmed by both Standard & Poor's (with a negative outlook) and Moody's; however, Fitch placed Ambac Assurance's triple-A rating on "rating watch negative" and stated that Ambac Assurance had a modeled $1 billion capital shortfall. By July 2008, Ambac Assurance was rated "AA" with a negative outlook by Standard & Poor's and "Aa3" with a negative outlook by Moody's. On June 18, 2008, Ambac Financial Group, Inc. announced its decision to terminate its ratings contract with Fitch.

These ratings actions have had a significant impact on Ambac Assurance's ability to compete in the financial guarantee business. As a result of the rating agency actions described above, as well as significant disruption in the capital markets and investor concern, Ambac Assurance has been able to write only a limited amount of new financial guarantee business since November 2007.

Ambac Assurance has been working with rating agencies and regulators as it launches Everspan Financial Guarantee Corp. (doing business as Connie Lee Insurance Company in all states except Wisconsin), a wholly-owned but insulated subsidiary of Ambac Assurance. The new company has been designed to have segregated capital, separate risk management and a separate board of directors.

Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business. Statutory capital and surplus was approximately $1.55 billion and $3.32 billion at December 31, 2008 and 2007, respectively. Statutory net income/(loss) for Ambac Assurance was approximately $(4.03) billion and $54.0 million for 2008 and 2007, respectively.

Ambac Financial Group, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005. Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340. Ambac Financial Group, Inc. maintains a website at www.ambac.com.

The information relating to Ambac Assurance and its affiliates contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Assured Guaranty Corp. ("Assured"). Assured Guaranty Ltd. is a Bermuda-based holding company, incorporated in August 2003, that provides, through its operating subsidiaries, including Assured, credit enhancement products to the public finance, structured finance and mortgage markets directly and through financial institutions, serving the U.S. and international markets.

On November 14, 2008, Assured Guaranty Ltd. announced that it had entered into a definitive agreement with Dexia Holdings, Inc. to purchase Financial Security Assurance Holdings Ltd. ("FSAH") and, indirectly, all of its subsidiaries, including the financial guaranty insurance company, FSA. The definitive agreement provides that the company will be indemnified against exposure to FSAH's financial products segment, which includes its guaranteed investment contract business. The transaction is expected to close during the first or second quarter of 2009 at a purchase price of $722 million, consisting of $361 million in cash and up to 44,567,901 of the company's common shares.

As of March 31, 2009, Assured was rated "AAA" with a stable outlook by Standard & Poor's, "Aa2" with a stable outlook by Moody's and "AAA" with a stable outlook by Fitch. On November 21, 2008, Moody's downgraded the insurance financial strength ratings of Assured to "Aa2" from "Aaa." If any of the above ratings were reduced below current levels, there may be an adverse effect on the company's prospects for future business opportunities and may also reduce the value of the reinsurance it offers, which may no longer be of sufficient economic value for its customers.

As of December 31, 2008, Assured Guaranty Ltd. had total assets of approximately $4.56 billion, total liabilities of approximately $2.63 billion, had statutory policyholders' surplus of approximately $1.58 billion and a contingency reserve of approximately $728 million. At December 31, 2007, Assured had total assets of approximately $3.76 billion, total liabilities of approximately $2.10 billion, and had statutory policyholders' surplus of approximately $1.49 billion and a contingency reserve of approximately $599 million. The net income/(loss) for the full year 2008 was approximately $68.9 million and approximately $(303.3) million for the prior year.

Assured is subject to the insurance holding company laws of Maryland and New York. The company maintains a website at www.assuredguaranty.com where it makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13
(a) or 15 (d) of the Exchange Act as soon as reasonably practicable after filing such material with, or furnish it to, the SEC.

The information relating to Assured and its affiliates contained above has been furnished by Assured. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

CIFG Assurance North America, Inc. ("CIFG"). CIFG, a New York corporation, and CIFG Europe provide financial guarantees for transactions in the public finance, structured finance, and infrastructure finance markets in the United States, Europe and around the world.

On January 22, 2009, Standard & Poor's raised its rating on CIFG to BB with a developing outlook and Moody's upgraded its rating to "Ba3," from "B3," also with a developing outlook. The ratings actions reflected the strengthened capital adequacy profile of CIFG following its restructuring and the commutation of substantially all of its ABS and CDO risks.

CIFG's commutation agreement resulted in the termination of substantially all of its ABS CDO exposures in exchange for cash and an ownership stake in the CIFG group. The roughly $1.3 billion cash payment from CIFG to its CDS counterparties is lower than CIFG's reserves on these exposures, freeing up claims paying resources, and restoring the firm's regulatory capital position above minimum levels. According to Moody's, the terms of the CDO commutation may have some elements that are typically associated with a distressed exchange, though such a determination is ultimately a matter of judgment. Moody's said that CIFG's "Ba3" rating and developing outlook reflect a capital adequacy profile that is broadly consistent with a low investment grade score, recognizing, however, that the insurance portfolio remains exposed to substantial performance volatility in light of its concentrated exposure to structured assets and stressed mortgage risks, some of which are quite large relative to capital. As part of the restructuring, CIFG will essentially run itself off. In addition, CIFG plans to reinsure $13 billion (par value) of its insured U.S. municipal finance portfolio with Assured Guaranty Corp. After completing both transactions, CIFG will retain a $60 billion insured portfolio consisting largely of structured finance exposures.

As of December 31, 2007, CIFG had admitted assets of approximately $238 million, total liabilities of approximately $205 million, and total surplus as regards policyholders of approximately $66 million. CIFG maintains a website at www.cifg.com.

The information relating to CIFG and its affiliates contained above has been furnished by CIFG. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Financial Guaranty Insurance Company ("FGIC"). FGIC is a wholly owned subsidiary of FGIC Corporation. The company provides financial guaranty insurance and other forms of credit enhancement for public finance and structured finance obligations. FGIC typically guarantees the scheduled payments of principal and interest on an issuer's obligations when due. FGIC is licensed to write financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and, through a branch, the United Kingdom.

The deterioration in the U.S. housing and mortgage markets and the global credit markets has adversely affected FGIC's business, results of operations and financial condition. During 2008, FGIC's financial strength and credit ratings were downgraded by various rating agencies. The financial strength ratings downgrades have adversely impacted the company's ability to generate new business and, unless restored, will impact the future business, operations and financial results. The company increased reserves established for exposure to certain CDO of ABS which are backed primarily by subprime residential mortgage-backed securities, and to certain residential mortgage-backed securities primarily backed by second-lien mortgages. As a result of these developments, the company ceased writing new business to preserve capital. On September 30, 2008, FGIC entered into a reinsurance agreement with MBIA under which MBIA reinsured certain policies covering approximately $166 billion of FGIC's U.S. public finance insured par outstanding. The reinsurance provided by MBIA will enable covered policyholders to make claims for payment directly against MBIA in accordance with the terms of the reinsurance agreement.

On March 24, 2009, FGIC was downgraded to Caa3 from Caa1 with a negative outlook by Moody's, which also announced that it was withdrawing the ratings of FGIC and FGIC Corporation for business reasons. On November 24, 2008, Standard and Poor's lowered its rating of FGIC to CCC from BB with a negative outlook. Effective November 24, 2008, Fitch no longer provides a rating for FGIC, citing its belief that FGIC's financial guaranty franchise was effectively in run-off and, as a result, that there is limited investor interest in continued coverage of this rating. Prior to January 2008, FGIC was rated "AAA," "Aaa" and "AAA" by Standard & Poor's, Moody's and Fitch, respectively.

As of September 30, 2008, FGIC had net admitted assets of approximately $5.8 billion and total liabilities of approximately $5.3 billion. As a result of statutory loss reserves established related to its exposure on certain ABS CDOs, FGIC's statutory capital and surplus position was substantially reduced below historical levels. FGIC reported statutory-basis surplus of $350,227 and $260,909 at September 30, 2008 and December 31, 2007, respectively. During October and November 2008, FGIC took actions to strengthen its statutory surplus. As of September 30, 2008, FGIC's aggregate net liability under its insured exposures continued to exceed the aggregate risk limit prescribed by New York State Insurance Law and FGIC's insured exposure under certain individual policies continued to exceed the applicable single risk limits prescribed by New York State Insurance Law.

Copies of FGIC's most recent generally accepted accounting principles and statutory accounting practices financial statements are available upon request to: Financial Guaranty Insurance Company, 125 Park Avenue, New York, NY 10017, Attention: Corporate Communications Department. Financial Guaranty's telephone number is (212) 312-3000. FGIC maintains a website at www.FGIC.com.

The information relating to FGIC and its affiliates contained above has been furnished by FGIC. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Financial Security Assurance, Inc. ("FSA"). Financial Security Assurance Holdings Ltd., through its insurance company subsidiaries, is primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations in domestic and international markets. The company's principal insurance company subsidiary is FSA, a wholly owned New York insurance company. FSA wholly owns FSA Insurance Company ("FSAIC"). FSAIC is an Oklahoma insurance company that primarily provides reinsurance to FSA. FSA is a subsidiary of Dexia Holdings, Inc., which, in turn, is owned 90% by Dexia Credit Local S.A. and 10% by Dexia S.A. ("Dexia"). Dexia is a Belgian corporation whose shares are traded on the Euronext Brussels and Euronext Paris markets as well as on the Luxembourg Stock Exchange. Dexia is primarily engaged in the business of public finance, banking and investment management in France, Belgium, Luxembourg and other European countries, as well as in the United States. Dexia Credit Local is a wholly-owned subsidiary of Dexia.

On November 21, 2008, Moody's downgraded FSA to "Aa3" from "AAA" with a developing outlook. On October 8, 2008, Standard and Poor's confirmed its "AAA" rating of FSA, but placed it on a CreditWatch negative outlook. Similarly, on October 9, 2008 Fitch confirmed its "AAA" rating of FSA but placed it on a rating watch negative outlook. Any of Fitch, Moody's or Standard and Poor's may conclude that FSA will need to raise additional capital or take other measures to maintain its triple-A ratings, regardless of whether losses actually occur. As a result, the company may be required to take measures to preserve or raise capital, including through, among other things, increased use of reinsurance, capital contributions from Dexia or the issuance of debt securities.

Shareholders' equity was approximately $2.25 billion at December 31, 2008, compared with approximately $2.96 billion at December 31, 2007. Full year operating losses were approximately $1.01 billion, compared with operating earnings of approximately $381 million in 2007. The adverse net income results were due primarily to loss expenses related to financial guarantees of residential mortgage-backed securities and negative fair-value adjustments on credit derivatives in the insured portfolio.

On November 14, 2008, Dexia entered into a purchase agreement providing for the sale of FSA to Assured Guaranty Ltd. Pursuant to such agreement, the financial products operations are to be separated from the company's financial guaranty operations and retained by Dexia. The company ceased issuing guaranteed investment contracts and other investment agreements in November 2008 in anticipation of the sale of the company to Assured. On March 16, 2009 Assured announced that its shareholders approved the issuance of Assured's common shares to Dexia in connection with Assured's acquisition of FSA Holdings. Additionally, Assured reported that it had received regulatory approval from the NY State Insurance Department and, subsequently, the Oklahoma Insurance Department for the acquisition. Completion of the transaction is subject to confirmation from Fitch, Moody's and Standard & Poor's that the acquisition of FSA would not result in a downgrade of Assured Guaranty's insurance subsidiaries or FSA. As part of the acquisition transaction, Assured will also be assuming $730 million of FSA's outstanding debt. FSA maintains a website at www.fsa.com.

The information relating to FSA and its affiliates contained above has been furnished by FSA. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

National Public Finance Guarantee Corporation ("National"). National is an insurance subsidiary of MBIA, Inc., a Connecticut corporation.

On February 25, 2008, MBIA Insurance Corporation ("MBIA") announced a plan to implement several initiatives in connection with the restructuring of its business over the next few years. A significant aspect of the plan was the creation of separate legal operating entities for MBIA's public, structured and asset management businesses as soon as feasible, with a goal of within five years. As part of that plan, on February 18, 2009, MBIA announced it had formed a new public finance-only financial guarantee insurance company which will conduct business only in the United States. The new company initially did business as MBIA Illinois, but changed its name to National Public Finance Guarantee Corporation officially on March 19, 2009. Its initial portfolio of approximately $537 billion in net par outstanding as of February 18, 2009 consisted of both the U.S. public finance policies originally insured by MBIA and those reinsured as part of a 2008 portfolio transaction with FGIC. All of the existing affected policyholders will have reinsurance provided by National through the cut-through provision in the reinsurance agreement and second-to-pay policies, which give MBIA and FGIC policyholders the ability to make a claim for payment directly against National. The entire portfolio will be posted on www.MBIA.com until the new company's website is launched, and all new policies will be added monthly.

As of February 18, 2009, National was rated "AA-" with a CreditWatch developing outlook by Standard and Poor's and "Baa1" with a review for upgrade outlook from Moody's.

Virtually all of the insurance policies issued by MBIA provide an unconditional and irrevocable guarantee of the payment to a designated paying agent for the holders of the insured obligations of an amount equal to the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that the company has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by the company. In addition, certain of MBIA's insurance policies guarantee payments due under credit or other derivatives, including termination payments that may become due upon the occurrence of certain events. On February 25, 2008, the company announced that it ceased insuring new credit derivative contracts within its insurance operations except in transactions related to the reduction of existing derivative exposure. In the event of a default in payment of principal, interest or other insured amounts by an issuer, MBIA promises to make funds available in the insured amount generally on the next business day following notification. MBIA generally has an agreement with a bank which provides for this payment upon receipt of proof of ownership of the obligations due, as well as upon receipt of instruments appointing the insurer as agent for the holders and evidencing the assignment of the rights of the holders with respect to the payments made by the insurer.

At December 31, 2008, the net par amount outstanding on MBIA Corp.'s insured obligations, including insured obligations of MBIA UK, MBIA Mexico, and CapMAC but excluding obligations that were ceded or assigned to MBIA Illinois as of January 1, 2009 and also excluding approximately $8.4 billion of MBIA insured investment agreements and medium term notes for MBIA Asset Management was approximately $233 billion. Net insurance in force, which includes all insured debt service, at December 31, 2008 was approximately $290 billion. Statutory capital and surplus was approximately $3.5 billion and $3.7 billion at December 31, 2008 and 2007, respectively. For the year ended December 31, 2008, MBIA recorded a net loss of approximately $2.7 billion, compared with a net loss of $1.9 billion for the year ended December 31, 2007.

The information relating to MBIA, National and their affiliates contained above has been furnished by MBIA. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Radian Asset Assurance, Inc. ("Radian"). Radian Group Inc. is a global credit risk management company headquartered in Philadelphia with significant operations in New York and London. Financial guaranty insurance typically provides an unconditional and irrevocable guaranty to the holder of a financial obligation of full and timely payment of principal and interest when due.

On March 12, 2009 Moody's downgraded Radian to "Ba1" from "A3," with a stable outlook, thus concluding its credit watch review that was initiated on October 10, 2008. On December 5, 2008 Standard & Poor's affirmed its "BBB+" rating, but placed Radian on CreditWatch negative. Radian Group Inc.'s management has stated that it has discontinued, for the foreseeable future, writing any new financial guaranty business in light of current market conditions, and that it intends to utilize Radian's available capital to support its mortgage insurance operations.

As of December 31, 2008, Radian had total assets of approximately $8.1 billion, total liabilities of approximately $6.1 billion, and had statutory policyholders' surplus of approximately $970 million and a contingency reserve of approximately $515 million. The net loss for the full year 2008 was approximately $410.6 million. This compares to a net loss of approximately $1.3 billion for the prior year. Radian Group, Inc., parent company of Radian, maintains a website at www.radiangroupinc.com.

The information relating to Radian and its affiliates contained above has been furnished by Radian. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Syncora Guarantee Inc. (formerly XL Capital Assurance Inc.) ("Syncora"). Syncora is the sole subsidiary of Syncora Holdings Ltd., a holding company domiciled in Bermuda, and provides financial guarantee insurance and other credit enhancement for debt obligations in the U.S. and international capital markets, including municipal bonds, asset-backed securities, debt backed by utilities and selected infrastructure projects, future flow securitizations, bank deposit insurance and collateralized debt obligations.

On March 9, 2009, Moody's downgraded the insurance financial strength rating of Syncora to Ca from Caa1, with a developing outlook. On January 29, 2009, Standard & Poor's lowered its rating on Syncora to CC from B with a negative outlook. Both ratings agencies cited the company's run-off status, its impaired capital adequacy position due to large incurred losses among mortgage-related exposures, including direct ABS CDOs, as well as its impaired financial flexibility. In its year-end 2008 annual statement, Syncora reported a statutory policyholders' deficit of approximately $2.4 billion, which permits the New York Insurance Department to intervene in Syncora's operations and seek court appointment as rehabilitator or liquidator of the company. Syncora is currently engaged in settlement negotiations with its CDS counterparties and has launched a tender offer for insured residential mortgage-backed securities as part of a broader restructuring initiative.

As of December 31, 2008, Syncora had net admitted assets of approximately $3.5 billion and total liabilities of approximately $5.9 billion, and had statutory policyholders' deficit of approximately $2.4 billion and, accordingly, was not in compliance with its minimum policyholders' surplus requirement. The company's website address is www.syncora.com/Guarantee/Home.aspx.

The information relating to Syncora and its affiliates contained above has been furnished by Syncora. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

Berkshire Hathaway Assurance Corporation ("BHAC"). BHAC is a bond insurance company that is an indirect, wholly-owned subsidiary of Berkshire Hathaway Inc. BHAC is a New York stock insurance corporation that writes financial guaranty insurance. BHAC was organized on December 21, 2007, and received its New York Certificate of Authority on December 28, 2007. BHAC is licensed in New York to write financial guaranty insurance, surety insurance and credit insurance. As of April 11, 2008, BHAC was licensed to write financial guaranty insurance in 47 additional states and the District of Columbia.

BHAC's shareholders and their respective percentage of outstanding common stock are as follows: Columbia Insurance Company ("Columbia"), a Nebraska corporation (51%), and National Indemnity Company, a Nebraska corporation (49%). Columbia and National Indemnity Company are each indirect, wholly owned subsidiaries of Berkshire Hathaway Inc.

BHAC is subject to the insurance laws and regulations of the State of New York, BHAC's state of domicile. Pursuant to New York's financial guaranty insurance law, financial guaranty insurers are limited to writing financial guaranty insurance and related lines, including surety and credit insurance. In addition, New York's financial guaranty insurance law (i) requires such insurers to maintain a minimum surplus as regards policyholders, (ii) establishes limits on the aggregate net amount of exposure that may be retained in respect of a particular issuer or revenue source and on the aggregate net amount of exposure that may be retained in respect of particular types of risk as a percentage of surplus as regards policyholders; and (iii) establishes contingency, loss and unearned premium reserve requirements. BHAC is also subject to the applicable insurance laws and regulations of all other jurisdictions in which it is licensed to transact insurance business. The insurance laws and regulations vary by jurisdiction.

At March 31, 2008, BHAC had surplus as regards policyholders of slightly less than $1,000,000,000, determined in accordance with statutory accounting practices ("SAP") prescribed or permitted by the New York Department of Insurance.

Copies of BHAC's most recently published SAP Annual Statement is available upon request to: Berkshire Hathaway Assurance Corporation, 100 First Stamford Place, Stamford, CT 06902, Attention: General Counsel. BHAC's telephone number is (203) 363-5200.

The policies issued by BHAC are not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Laws. Standard & Poor's has assigned its "AAA" financial strength and financial enhancement ratings to BHAC. Standard & Poor's has assigned its "AAA" financial enhancement rating to Columbia. The ratings on BHAC are based on a guaranty from Columbia in favor of BHAC. The guaranty issued by Columbia applies to BHAC's policy issued with respect to the bonds. Any explanation of these ratings may only be obtained from Standard & Poor's. The ratings are not a recommendation to buy, sell or hold the bonds, and are subject to revision or withdrawal at any time by Standard & Poor's. Any downward revision or withdrawal of a rating may have an adverse effect on the market price of the bonds.

In addition, Moody's has assigned its "Aa1" insurance financial strength ratings to BHAC and Columbia. Any explanation of these ratings may only be obtained from Moody's. The ratings are not a recommendation to buy, sell or hold the bonds, and are subject to revision or withdrawal at any time by Moody's. Any downward revision or withdrawal of a rating may have an adverse effect on the market price of the bonds. On April 8, 2009, the date that Moody's Investor Services, Inc. assigned its rating to BHAC, BHAC's ultimate parent company, Berkshire Hathaway Inc., maintained an investment in Moody's Investor Services, Inc.'s parent company of approximately 19.6% of the common shares then outstanding. BHAC does not guarantee the market price or investment value of the bonds nor does it guarantee that the ratings on the bonds will not be revised or withdrawn.

The information relating to BHAC and its affiliates contained above has been furnished by BHAC. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

The public can read and copy any materials the above referenced companies file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public can obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-942-8090. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, which may include the companies listed above, that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

Municipal Securities.

Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Healthcare Revenue Securities. Certain of the bonds may be healthcare revenue bonds. Ratings of bonds issued for healthcare facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Securities. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Water and Sewerage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Lease Obligation Revenue Securities. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Securities. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Transportation Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Education Revenue Securities. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated maturity of the Securities.

Discount Securities. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Securities. Certain of the bonds are considered original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

When Issued Securities. "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to the Trust when the bonds are actually issued. Delivery of these Securities may be delayed or may not occur. Interest on these Securities does not begin accruing to the Trust until the Sponsor delivers them to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these Securities after their expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the Securities to the Trust. This could lower your first year estimated current return. In addition, you may experience gains or losses on these Securities from the time you purchase Units even though the Trust has not received them.

Zero Coupon Securities. Zero coupon bonds (which include bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds) do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Securities. Certain of the bonds may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

Concentration.

New York

The Trust is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal Obligations.

Economic Condition and Outlook. In calendar year 2007, as problems in the subprime mortgage credit markets developed into a nationwide correction in the housing market and a credit crunch, New York State's economy was able to outperform the national economy. The personal income growth rate of 7.7 percent and the growth rate of 1.4 percent in employment in New York were higher than in 2006 and higher than the national rates of growth for 2007. New York was ranked 18th in the nation for job growth, up from 39th in 2006, and was ranked 7th for personal income growth, up from 11th in 2006. While growth in New York State's inflation-adjusted GDP slowed to 4.4 percent from 5.2 percent in 2006, the State's growth rate was well above the national growth rate and ranked second among all the states. New York performed relatively well because the State was less affected by the housing slowdown than other parts of the nation.

The securities industry is a key component of the State's economy, accounting for 10 percent of the State's earned income and up to 20 percent of the State's tax revenues. In 2006, the securities industry generated near-record profits of $20.9 billion, but in 2007 the industry began to experience a slowdown that has carried into 2008. The credit crunch and write-offs of collateralized debt contributed to a $20.2 billion loss for the industry. Despite the difficulty experienced by the industry in 2007, year-end bonuses totaled $33.2 billion, just slightly lower than the record $33.9 in 2006. Year-end bonuses helped support overall income levels in 2007.

According to the United States Bureau of Economic Analysis (release dated March 24, 2009), U.S. personal income declined 0.2 percent in the fourth quarter of 2008. Due to continued difficulties in the securities industry, New York ranked 36th with a growth rate of negative 0.4 percent.

According to the United States Bureau of Labor Statistics, the unemployment rate for New York remained steady at 7.8 percent in March, 2009, while the national unemployment rate increased from 8.1 percent in February, 2009 to 8.5 percent in March, 2009. These rates are significantly higher than the 4.8 percent for New York and 5.1 percent nationally in March, 2008.

General Government Results. An operating surplus of $1.6 billion was reported in the General Fund for the fiscal year ended March 31, 2008. As a result the General Fund had an accumulated fund balance of $4 billion. The State completed its fiscal year ended March 31, 2007 with a combined Governmental Funds operating deficit of $360 million as compared to a combined Governmental Funds operating deficit in the preceding fiscal year of $45 million. The combined 2007-08 operating deficit of $360 million included an operating surplus in the General Fund of $1.6 billion offset by operating deficits in the General Obligation Debt Service Fund of $301 million and the Other Governmental Funds of $1.6 billion.

As the State completed the year, its governmental funds reported a combined fund balance of $11.8 billion. Included in the year's total change in fund balance is an operating surplus of $1.6 billion in the State's General Fund. The General Fund operating surplus is attributable to several factors including an increase of $1.5 billion in personal income tax revenue, a $121 million increase in consumption and use taxes and a $260 million other taxes; offset by a $380 million decline in business tax revenue and a $45 million decrease in miscellaneous revenue. Much of the increase in tax revenues is related to tax increases enacted for personal income. The decrease in business taxes is due to a slowdown in corporate profitability and audit and compliance receipts. The increase in General Fund revenues was offset by a $2.8 billion increase in expenditures. Local assistance expenditures increased by nearly $2 billion due primarily to increased spending for medical assistance and income maintenance programs. State operations increased by $857 million due primarily to negotiated salary increases, increased health insurance costs and employer pension costs.

The State ended the 2007-08 fiscal year with a General Fund accumulated fund balance of $4 billion. The increase of the fund balance is due primarily to an increase in tax revenues as a result of an increase in personal income tax revenues.

Overall Financial Position. The State reported net assets of $47.7 billion as of March 31, 2008, which was comprised of $63.2 billion in capital assets new of related debt and $6.6 billion in restricted net assets offset by an unrestricted net assets deficit of $22 billion. Net assets reported for governmental activities decreased by $1.8 billion from a year ago, decreasing from $45.3 billion to $43.5 billion. Unrestricted net assets-the part of net assets that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements-had a deficit of $22.8 billion at March 31, 2008. The deficit in unrestricted governmental net assets, which increased by nearly $1.1 billion in 2008, exists primarily because the State has issued debt for purposes not resulting in a capital asset related to governmental activities. Such outstanding debt included securitizing the State's future tobacco settlement receipts ($3.9 billion), eliminating the need for seasonal borrowing by Local Government Assistance Corporation ($4 billion), local highway and bridge projects ($3.3 billion), local mass transit projects, ($2.2 billion) and a wide variety of grants and other expenditures not resulting in governmental capital assets ($9.8 billion). This deficit in unrestricted net assets of governmental activities can be expected to continue for as long as the State continues to have obligations outstanding for purposes other than the acquisition of governmental capital assets.

Net assets for business-type activities increased by $618 million (17.2 percent) to $4.2 billion in 2008 compared to $3.6 billion in 2007. The increase in net assets for business-type activities was caused primarily by a net restatement of beginning net assets ($331 million), SUNY and CUNY Senior College operating revenues and State support exceeding operating expenses ($186 and $13 million, respectively), Lottery revenues exceeding expenses ($83 million) and employer contributions exceeding unemployment benefit payments for the Unemployment Insurance Fund ($5 million).

General Fund Budgetary Highlights. General Fund disbursements exceeded receipts by $291 million in 2007-08. The General Fund ended the fiscal year with a closing cash fund balance of $2.8 billion, which consisted of $1.2 billion in the State's rainy day reserve funds ($1 billion in the Tax Stabilization Reserve Account and $175 million in the new Rainy Day Reserve Account), $340 million in the Community Projects Account, $21 million in the Contingency Reserve Account, and $1.2 billion in the general reserves.

Actual operating results were $279 million less favorable than anticipated in the original financial plan but fell above the projection in the final financial plan by $128 million. The original plan projected that expenditures would exceed receipts by $12 million in 2007-08. During the fiscal year, actual receipts were less than the level forecast in the original financial plan. The original plan assumed bas tax growth of 7.7 percent. However actual base growth from the prior year was 6 percent. The decline in receipts growth is primarily due to a decline in business taxes including corporate franchise tax and bank taxes. Lower spending reflected among other things, decreases in Medicaid and higher education spending.

The current economic slowdown is expected to continue into 2009. Because of this economic slowdown, the General Fund's budgeted revenue forecast has been reduced by over by over $700 million for fiscal year 2008-09.

Debt Administration. There are a number of methods by which the State may incur debt. The State has obtained long-term financing in the form of voter-approved General Obligation debt (voter approved debt), including lease-purchase and contractual obligations where the State's legal obligation to make payments is subject to an paid from annual appropriations made by the Legislature or assignment of revenue in the case of Tobacco Settlement Revenue Bonds. One minor exception, Equipment Capital Leases and Building Capital Leases which represent $364 million as of March 31, 2008, do not require Legislature or voter approval. The State administers its long-term financing needs as a single portfolio of state-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by the State's Governmental Activities-thus it is not expected to be repaid from resources generated by business-type activities.

At March 31, 2008, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 4.1 percent of the State-supported bonded debt portfolio. At March 31, 2008 the State had $50.6 billion in bonds, notes, and other financing agreements outstanding compared with $48.8 billion last year, an increase of $1.8 billion.

The State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. The State Finance Law, through the Debt Reform Act of 2000 (the Act), also imposes phased-in caps on new State-supported debt issued and related debt service costs. The Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The Act applies to all State-supported debt. The Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where the State is not the direct obligor.

The construction of certain State office buildings, campus facilities, and other public facilities has been financed through bonds and notes issued by public benefit corporations pursuant to lease/purchase agreements with the State. The State has also entered into financing arrangements with public benefit corporations that have issued bonds to finance past State budgetary deficits and grants to local governments for both capital and operating purposes. These lease/purchase and other financing arrangements which the State will repay over the duration of the agreements constitute long-term liabilities. The amount included in obligations under lease/purchase and other financing arrangements consists of total future principal payments and equals the outstanding balance of the related bonds and notes. Reporting relative to capitalized interest is also not included for leased capital assets.

Risk Management. The State does not insure its buildings or their contents against theft, fire or other risks and does not insure its automobiles against the possibility of bodily injury and property damage. However, the State does have fidelity insurance on State employees. Workers' compensation coverage is provided on a self-insurance basis.

Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of State and Federal laws.

Included in the State's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

Actions commenced by several Indian nations which include the St. Regis Mohawk Indian Nation, the Oneida Indian Nation and the Cayuga Indian Nation claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of thousands of acres of land as well as compensatory and punitive damages.

With respect to pending and threatened litigation, the State has reported, in the governmental activities, liabilities of $97 million for awarded and anticipated unfavorable judgments. In addition, the State is a party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of nearly $234 million.

Ratings. As of August 2009, all outstanding general obligation bonds of the State of New York are rated "AA" with a stable outlook by Standard & Poor's Corporation, and "Aa3" with a stable outlook by Moody's Investor's Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the New York Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the New York Trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the New York Trust to pay interest on or principal of such bonds.

               CONTENTS OF REGISTRATION STATEMENT

Item A.   Bonding Arrangements of Depositor

          First  Trust Portfolios L.P. is covered by  a  Brokers'
          Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

Item B. This Registration Statement on Form S-6 comprises the following papers and documents:

          The Facing Sheet

          The Prospectus

          The Signatures

          Exhibits



                          UNDERTAKINGS

     1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.


                               S-1


                           SIGNATURES
     The Registrant, The First Trust Combined Series 291, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT
1221;  FT  1222; FT 1318; FT 1392; FT 1393; FT 1422; FT 1423;  FT
1524;  FT  1525; FT 1573; FT 1590; FT 1635; FT 1638; FT 1639;  FT
1693;  FT  1711; FT 1712; FT 1770; FT 1809; FT 1829; FT 1859;  FT
1863;  FT  1888; FT 1894; FT 1911; FT 1937; FT 1977; FT 1991;  FT
1994; FT 2038; FT 2051; FT 2057; FT 2079; FT 2092; FT 2106 and FT
2107 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, the First Trust Combined Series 291, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on August 13, 2009.

                              THE FIRST TRUST COMBINED SERIES 291

                              By:  FIRST TRUST PORTFOLIOS L.P.
                                   (Depositor)


                              By:  Jason T. Henry
                                   Senior Vice President


                               S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

           Name             Title*                    Date

Judith M. Van Kampen        Director of            )
                            The Charger            )
                            Corporation, the       )  August 13, 2009
                            General Partner of     )
                            First Trust            )
                            Portfolios L.P.        )
                                                   )
                                                   )
Karla M. Van Kampen-Pierre  Director of            )  Jason T. Henry
                            The Charger            )  Attorney-in-Fact**
                            Corporation, the       )
                            General Partner of     )
                            First Trust            )
                            Portfolios L.P.        )
                                                   )
                                                   )
David G. Wisen              Director of            )
                            The Charger            )
                            Corporation, the       )
                            General Partner of     )
                            First Trust            )
                            Portfolios L.P.        )




* The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-160809 on Form S-6 of our report dated August 13, 2009, relating to the financial statement of The First Trust Combined Series 291, comprising New York Tax Exempt Municipal Income Trust, Series 62, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.






DELOITTE & TOUCHE LLP


Chicago, Illinois
August 13, 2009


                               S-4


                       CONSENT OF COUNSEL

     The consent of counsel to the use of its names in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1.



              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



              CONSENT OF INDEPENDENT PRICING AGENT

     The consent of Capelogic Incorporated to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Combined Series 283 and subsequent Series effective February 19, 2009, among First Trust
        Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-157167] filed on behalf of the First Trust Combined Series 283).

1.1.1 Form of Trust Agreement for Series 291 and certain subsequent Series, effective August 13, 2009 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio
        Supervisor  and FTP Services LLC, as FTPS Unit  Servicing
        Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, General Partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, General Partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form
        S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6 Master Agreement Among Underwriters (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-
        157167]  filed  on  behalf of The  First  Trust  Combined
        Series 283).


                               S-6


2.1     Copy of  Certificate  of Ownership  (included in Exhibit
        1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

4.1     Consent of First Trust Advisors L.P.

4.2     Consent of Capelogic Incorporated.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
        76518] filed on behalf of FT 597).


                               S-7